Contact

www.linkedin.com/in/
marketingaaron (LinkedIn)
www.doublezebra.com (Company)

Top Skills

Creative Direction
User Experience (UX)
Growth Strategies

Certifications

Google Digital Marketing
Certification

HubSpot Inbound Marketing
Certification

HubSpot Sales Enablement
Certification

Google AdWords Certified Partner

HubSpot Inbound Certification

Honors-Awards

The Knot Hall of Fame Award

The Knot Best Of Award

WeddingWire Couples Choice Award

ABC Channel 10 #1 in Category

Gold W3 Award for Creative
Excellence on the Web

Publications

Book - Behind Closed Doors:
Successful Consumer Products and
the Innovation-for-Hire Debate

Aaron Wolpoff, MBA

The Fearless Fixer of Marketing
San Diego, California, United States

Summary

Fractional CMO
Top 20 Podcast Creator & Host (Now in Season 2 of "We Fixed It
You're Welcome" on Gamut Network)
Entrepreneur
SoCal Lead, Fractionals United
Agency Leader & Collaborator
Trendspotter
Fearless Fixer

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Experience

Double Zebra
Head Zebra
January 2014 - Present (11 years 7 months)
San Diego, CA

The Double Zebra Marketing Co. is involved with large brands, B2B, CPG,
SaaS, tech, AI, higher ed, startups, consulting, and training through co-
entrepreneurial ventures and limited client engagements.

Fractionals United
SoCal Community Lead
November 2024 - Present (9 months)

Fractionals United is the largest global community dedicated to supporting and
connecting fractional executives. As Southern California Lead, I champion a
vibrant, fast-growing network of senior leaders who serve in pivotal fractional
roles across industries.

RightSize Collective
Chief Creative Officer
March 2025 - July 2025 (5 months)

RightSize Collective (RSC) was a fractional agency incubator developed to test
new approaches to fractional leadership engagements.

41 Orange, LLC
2 years

Director Of Client Services
2017 - 2019 (2 years)
Greater San Diego Area

As Director of Client Services for 41 Orange (now Agency63), I tapped into my extensive marketing background to develop the client services business unit for this fast-growing demand-gen agency, leading a team of inbound strategists, content strategists, SEO specialists, and other subject matter experts.

Using
inbound methodologies
advanced HubSpot techniques
innovative marketing approaches

I worked to establish core competencies and shape customer engagements across a diverse portfolio of B2B clients. As a result, the agency grew rapidly, putting my leadership skills into effect.

Key Accomplishments:
➡# Achieved client metrics of 2x to 10x benchmark results in niche competitive industries.
➡# Surpassed KPIs within 6 months and attained promotion to senior standing with a key leadership role.
➡# Worked to expand the agency to triple the client roster, revenue and team size over my tenure, achieving special HubSpot partner designation as a result.

Areas of responsibility: marketing strategy, leadership, email marketing, funnel building, demand generation, content programs, web development, technical SEO, and more.

Client verticals: SaaS, machine learning, autonomous vehicles, data mining, renewable energy, fintech, investment funds, employee benefits, real estate, and more.

Senior Strategist
December 2017 - June 2018 (7 months)
Greater San Diego Area

➤ Led a rapidly growing team of marketing strategists and content strategists for clients in verticals such as fintech, AI, wealth management, SaaS, and many more.

True Photography
Marketing Director
2010 - December 2017 (7 years)
Greater San Diego Area

As Marketing Director for True Photography, I evolved a traditional client services company into the modern age through digital transformation, best-in-class service, and marketing automation. Over 6 years, what had been a slow and tedious client acquisition process became a digital-first experience, shortening the average customer sales cycle from 7 days to 2.

This created the springboard for the company to grow exponentially in capacity, outpacing all competition, achieving numerous industry awards and vaulting the company into a Top 3 national studio.

Areas of responsibility: branding, UI/UX, customer journey, strategic partnerships, SEO, and much more.

Key Accomplishments:

➡# Surpassed 1K+ events per year with a 100% client satisfaction rating by understanding client needs, refining company structures, and spearheading the transformation of brand and business processes.
➡# Activated 1k+ strategic partners / COIs to become promoters by building a robust program of proprietary incentives and resources.
➡# Boosted team productivity by over 200% via leadership approaches and techniques, and spearheading scalability initiatives and automation systems.

Saxony Creative Group
Studio Director
2003 - 2010 (7 years)
Solana Beach, CA

Upon MBA graduation, I was offered the opportunity to apply my learnings to client engagements for SMB and startups, while running this boutique agency.

Working directly with CEOs and Founders, I created unique solutions to strengthen brands and digital footprints while accelerating growth initiatives.

Key Accomplishments:

➡# Gained a wealth of experience by partnering with early stage companies to understand their challenges and how to best serve them.
➡# Created an early SaaS model revenue stream that expanded the client base YoY.
➡# Became a trusted whitelabel partner and go-to for large agencies by developing specialized expertise across my team of creatives, designers and developers.

Client verticals: automotive, hospitality, weddings / events, digital tokens (early NFTs), greeting cards, gaming, telecom, and much more.

Areas of responsibility: brand strategy, brand architecture, web design, lead acquisition, event marketing, go-to-market planning, and much more.

Foundational Career Experience
Early Experience
2000 - 2003 (3 years)

➤ Award-winning internal agency role at Navy Federal-affiliated credit union with a large international member base.
➤ Experiential marketing and brand ambassadorship for companies like Oracle, Sun Microsystems, Ocean Spray, Pacific Gold, U.S. State Department, major market radio stations, and many more.

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Education

San Francisco State University
Master's degree, Business Administration

University of California, San Diego
Bachelor's degree, Arts, Communication